SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3)


                         Potlatch Corporation
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                              737628107
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           November 16, 2004
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    2,903,800 (See Item 5)

8. SHARED VOTING POWER

        NA

9. SOLE DISPOSITIVE POWER

    2,903,800 (See Item 5)

10. SHARED DISPOSITIVE POWER

        NA

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,903,800 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.8% (See Item 5)

14. TYPE OF REPORTING PERSON

    IA



This Amendment No. 3 ("Amendment") amends and supplements the Schedule 13D filed on October 4, 2004, as previously amended (the "Schedule 13D") by Franklin Mutual Advisers, LLC ("FMA"), with respect to the common stock (the "Common Stock ") of Potlatch Corporation, a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $113.7 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment.

FMA believes the Company should eliminate the inequitable and outdated time-phased voting structure that FMA believes serves only to entrench management and the Board and disenfranchises the great majority of the Issuer's shareholders. On behalf of its client funds who have been investors in the Issuer since 2001, FMA has submitted a proposal to the Company for inclusion in the Company's proxy statement for the next meeting of stockholders. The proposal and a supporting statement is included in FMA's letter to the Company dated November 16, 2004, a copy of which is attached as Exhibit C and is incorporated herein. FMA's proposal is identical to the proposal it submitted at last year's shareholder meeting which was supported by a majority of the SHARES voting at the meeting. The failure of the Board to heed last year's shareholder mandate and continue instead to allow a minority of the Company's shareholders to wield disproportionate voting power is inconsistent with basic principals of good corporate governance.

Other than as described above, FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. FMA, on behalf of its advisory clients, may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 2,903,800 shares of the Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of 2,903,800 shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Discovery Fund, a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, has an interest in more than five percent of the class of securities being reported herein.

Item 7. Materials to be Filed as Exhibits

Exhibit B       Summary of Transactions Within the Last Sixty Days

Exhibit C       FMA letter to the Company dated November 16, 2004

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 17, 2004

Franklin Mutual Advisers, LLC



/s/ Bradley Takahashi
BRADLEY TAKAHASHI
Vice President


Exhibit B

Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell      No. of Shares  Price

09/23/04  buy                   101,200        $44.2852
09/23/04  buy                    37,800        $44.1389
09/23/04  buy                    50,000        $44.3047
09/24/04  buy                    57,200        $45.3000
09/24/04  buy                    98,100        $45.3923
09/27/04  buy                    66,400        $45.1769
09/27/04  buy                   105,300        $45.1580
09/28/04  buy                   111,700        $45.4146
10/13/04  buy                    88,900        $45.1275
10/13/04  buy                   100,000        $45.0828
10/14/04  buy                    99,300        $45.5083
10/14/04  buy                    11,000        $45.5206
10/15/04  buy                    29,000        $45.4889
10/18/04  buy                    84,800        $45.2607
10/19/04  buy                   182,100        $44.2873
10/19/04  buy                     8,300        $44.7558
10/20/04  buy                   151,000        $44.7980
10/21/04  buy                     9,000        $45.3588
10/22/04  buy                    11,300        $45.5451
10/25/04  buy                    41,000        $45.5109
10/26/04  buy                    53,500        $45.9904


Exhibit C


[FRANKLIN MUTUAL ADVISERS, LLC LETTERHEAD]

November 16, 2004
BY OVERNIGHT EXPRESS DELIVERY
   (via fax to 509.835.1555)

L. Pendleton Siegel
Chairman and CEO
Potlatch Corporation
601 West Riverside Avenue
Suite 1100
Spokane, WA 99201
ph: 509.835.1500
Re: Shareholder Proposal

Dear Mr. Siegel:
Mutual Discovery Fund (the "Fund"), a series of Franklin Mutual Series Fund Inc., is the record or beneficial owner of more than two million shares of Potlatch Corporation (the "Company"). The Fund intends to continue to be a record owner of common stock of the Company through the date of the next annual meeting of stockholders. The Fund is submitting the attached proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. The Fund intends to present the proposal at the meeting, personally or through a qualified representative.
As you are aware, the Fund presented a substantially identical proposal to last year's annual meeting which received over 34% of the votes cast (and the favorable vote of over 52% of the shares represented at the meeting).


Please advise the undersigned if you require any additional information. Very truly yours,
MUTUAL DISCOVERY FUND
By: FRANKLIN MUTUAL ADVISERS, LLC




s/s David Winters________________________
Name:   David Winters
Title:  President, CEO & CIO
Ph:             973.912.2177



s/s F. David Segal________________________
Name:   F. David Segal
Title:  Analyst



PROPOSAL: RESTORE ONE SHARE-ONE VOTE TO THE COMPANY'S COMMON
STOCK
RESOLVED, that Section V Voting Rights of the Restated Certificate of Incorporation of Potlatch Corporation (the "Company") be amended and restated to eliminate "time-phased" voting and to read in its entirety as follows:
(a) A holder of common stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of the common stock held of record by such holder as of the record date for such meeting. (b) The holders of each series of preferred stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the Board of Directors establishing such class or series.
SUPPORTING STATEMENT
We proposed an identical resolution at the last annual shareholders meeting urging the elimination of "time-phased" supervoting and a return to the one share, one vote principle that is the norm at the vast majority of American public companies.

Our resolution won the backing of a clear majority of the Potlatch SHARES represented at last year's annual meeting. Over 60% of the shares that voted on the proposal (discounting shares held by by brokers not eligible to vote) voted in favor of eliminating "time phased" voting. But for the disproportionate impact of "time-phased" voting, our resolution would have passed overwhelmingly.

Because the board has ignored the mandate represented by last year's vote, we are resubmitting our proposal to this year's meeting. The underlying reasons for our proposal have not changed. To maintain a "time-phased" voting scheme adopted almost 20 years ago is woefully out of step with the significant advances in market and legal perceptions of acceptable corporate governance practices. "Time-phased" voting plans have been banned for over a decade by The New York Stock Exchange and every other U.S. equity market. Of over 6,000 issuers listed on the NYSE or NASDAQ, to our knowledge, only seven U.S. public companies and Potlatch retain "time- phased" voting.

The Company has repeatedly attempted to justify "time-phased" voting by comparing it to a shareholder rights plan or "poison pill" takeover defense missing a fundamental difference. Poison pills have the effect of shielding companies from potential unsolicited acquirors. "Time- phased" voting plans have the effect of shielding directors and management and other "insiders" from their own shareholders.

Virtually all poison pills are designed not to interfere with the functioning of normal corporate democratic processes. Indeed, the Delaware courts have looked with great disfavor on aspects of some "poison pills" such as "dead hand" provisions that disenfranchise shareholders under certain circumstances. In stark contrast, the essential function of "time-phased" voting plans is to disenfranchise some shareholders (in the Company's case, a majority of shareholders) all the time.

We believe that this year shareholders must send another, even stronger, message to their representatives on the board that it should dismantle an unfair and disproportionate voting structure which merely serves to insulate management from accountability to a majority of the Company's owners.